EXHIBIT 12

Ratio of Earnings to Fixed Charges

Union Pacific Railroad Company and Consolidated Subsidiary and Affiliate Companies

(Unaudited)

	Three Months Ended March 31,
Millions of Dollars, Except Ratios	2004	2003
Earnings:
Income from continuing operations	$164	$167
Equity earnings net of distributions	(15)	54

Total earnings	149	221

Income taxes	41	92

Fixed charges:
Interest expense including amortization of debt discount	128	126
Portion of rentals representing an interest factor	45	40

Total fixed charges	173	166

Earnings available for fixed charges	$363	$479

Ratio of earnings to fixed charges	2.1	2.9